FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2013 No. 8

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibits 1-4 are the following documents related to the Registrant’s rights offering (the "Rights Offering").

Exhibit 1 — Form of Subscription Rights Agreement between the Registrant and American Stock Transfer & Trust Co., LLC

Exhibit 2 — Form of Warrant  Agreement between the Registrant and American Stock Transfer & Trust Co., LLC

Exhibit 3 — Opinion of Yigal Arnon & Co.

Exhibit 4 — Opinion of Eilenberg & Krause LLP

Exhibits 1-4 hereto are hereby incorporated by reference into the Company's effective registration statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333- 187858).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Nati Somekh
Nati Somekh
Corporate Secretary

Date: June 27, 2013